SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fangdd Network Group Ltd.

(Name of Issuer)

Class A ordinary shares, $0.0000001 par value per share

(Title of Class of Securities)

30712L 109**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 30712L 109 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “DUO.” Each ADS represents 375 Class A ordinary shares of the issuer.  No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30712L 109	Page 2 of 14 Pages

1	Name of Reporting Person Yi Duan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 329,021,793(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 329,021,793(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 329,021,793(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 13.3%(2)
12	Type of Reporting Person IN

(1)	Represents 329,021,793 Class B ordinary shares directly held by CC NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Mr. Yi Duan. The registered address of CC NETWORK INTERNATIONAL LTD is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. CC NETWORK INTERNATIONAL LTD is controlled by CC Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. CC Network Holding Ltd is controlled by CC Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Yi Duan is the settlor of CC Trust and Mr. Duan and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Duan has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by CC NETWORK INTERNATIONAL LTD in the Issuer.

(2)	Calculated based on the number in Row 9 above divided by 2,474,620,706 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 1,854,607,648 outstanding Class A ordinary shares (excluding 109,123,363 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 619,938,058 outstanding Class B ordinary shares, and (iii) 75,000 outstanding Class C ordinary shares as of the date of the prospectus supplement filed with the SEC on December 8, 2022. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by Mr. Yi Duan represent approximately 37.4% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 3 of 14 Pages

1	Name of Reporting Person CC NETWORK INTERNATIONAL LTD
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 329,021,793(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 329,021,793(3)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 329,021,793(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 13.3%(4)
12	Type of Reporting Person CO

(3)	Represents 329,021,793 Class B ordinary shares directly held by CC NETWORK INTERNATIONAL LTD, a British Virgin Islands.

(4)	Calculated based on the number in Row 9 above divided by 2,474,620,706 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 1,854,607,648 outstanding Class A ordinary shares (excluding 109,123,363 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 619,938,058 outstanding Class B ordinary shares, and (iii) 75,000 outstanding Class C ordinary shares as of the date of the prospectus supplement filed with the SEC on December 8, 2022. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by CC NETWORK INTERNATIONAL LTD represent approximately 37.4% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 4 of 14 Pages

1	Name of Reporting Person Jiancheng Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 129,519,698(5)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 129,519,698(5)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 129,519,698(5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.2%(6)
12	Type of Reporting Person IN

(5)	Represents 129,519,698 Class B ordinary shares held by TIANYU NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands controlled by Mr. Jiancheng Li. The number of shares excludes 15,433,557 Class A ordinary shares transferred by TIANYU NETWORK INTERNATIONAL LTD to designated employees and consultants in November 2018. The registered address of TIANYU NETWORK INTERNATIONAL LTD is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. TIANYU NETWORK INTERNATIONAL LTD is controlled by Tianyu Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. Tianyu Network Holding Ltd is controlled by Tianyu Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Jiancheng Li is the settlor of Tianyu Family Trust, and Mr. Li and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by TIANYU NETWORK INTERNATIONAL LTD in the Issuer.

(6)	Calculated based on the number in Row 9 above divided by 2,474,620,706 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 1,854,607,648 outstanding Class A ordinary shares (excluding 109,123,363 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 619,938,058 outstanding Class B ordinary shares, and (iii) 75,000 outstanding Class C ordinary shares as of the date of the prospectus supplement filed with the SEC on December 8, 2022. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by Mr. Jiancheng Li represent approximately 14.7% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 5 of 14 Pages

1	Name of Reporting Person TIANYU NETWORK INTERNATIONAL LTD
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 129,519,698(7)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 129,519,698(7)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 129,519,698(7)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.2%(8)
12	Type of Reporting Person CO

(7)	Represents 129,519,698 Class B ordinary shares directly held by TIANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands.

(8)	Calculated based on the number in Row 9 above divided by 2,474,620,706 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 1,854,607,648 outstanding Class A ordinary shares (excluding 109,123,363 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 619,938,058 outstanding Class B ordinary shares, and (iii) 75,000 outstanding Class C ordinary shares as of the date of the prospectus supplement filed with the SEC on December 8, 2022. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by TIANYU NETWORK INTERNATIONAL LTD represent approximately 14.7% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 6 of 14 Pages

1	Name of Reporting Person Li Zhou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 83,806,467(9)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 83,806,467(9)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 83,806,467(9)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.4%(10)
12	Type of Reporting Person IN

(9)	Represents 83,806,467 Class A ordinary shares directly held by ZHOULI NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Ms. Li Zhou. The number of shares excludes 25,761,433 ordinary shares transferred by ZHOULI NETWORK INTERNATIONAL LTD to designated employees and consultants in November 2018. The registered address of ZHOULI NETWORK INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. ZHOULI NETWORK INTERNATIONAL LTD is controlled by YUMO Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. YUMO Network Holding Ltd is controlled by YUMO Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Ms. Li Zhou is the settlor of YUMO Family Trust, and Ms. Zhou and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Zhou has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by ZHOULI NETWORK INTERNATIONAL LTD in the Issuer.

(10)	Calculated based on the number in Row 9 above divided by 2,474,620,706 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 1,854,607,648 outstanding Class A ordinary shares (excluding 109,123,363 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 619,938,058 outstanding Class B ordinary shares, and (iii) 75,000 outstanding Class C ordinary shares as of the date of the prospectus supplement filed with the SEC on December 8, 2022. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by Ms. Li Zhou represent approximately 1.0% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 7 of 14 Pages

1	Name of Reporting Person ZHOULI NETWORK INTERNATIONAL LTD
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 83,806,467(11)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 83,806,467(11)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 83,806,467(11)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.4%(12)
12	Type of Reporting Person CO

(11)	Represents 83,806,467 Class A ordinary shares directly held by ZHOULI NETWORK INTERNATIONAL LTD, a British Virgin Islands.

(12)	Calculated based on the number in Row 9 above divided by 2,474,620,706 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 1,854,607,648 outstanding Class A ordinary shares (excluding 109,123,363 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 619,938,058 outstanding Class B ordinary shares, and (iii) 75,000 outstanding Class C ordinary shares as of the date of the prospectus supplement filed with the SEC on December 8, 2022. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by ZHOULI NETWORK INTERNATIONAL LTD represent approximately 1.0% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 8 of 14 Pages

1	Name of Reporting Person Jiaorong Pan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 29,249,399(13)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 29,249,399(13)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,249,399(13)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.2%(14)
12	Type of Reporting Person IN

(13)	Represents 29,249,399 Class A ordinary shares directly held by XUANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Ms. Jiaorong Pan. The registered address of XUANYU NETWORK INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. XUANYU NETWORK INTERNATIONAL LTD is controlled by KELE Network Holding Ltd, a company incorporated under the laws of the British Virgin Islands. KELE Network Holding Ltd is controlled by KELE Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Ms. Jiaorong Pan is the settlor of KELE Trust, and Ms. Pan and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Pan has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by XUANYU NETWORK INTERNATIONAL LTD in the Issuer.

(14)	Calculated based on the number in Row 9 above divided by 2,474,620,706 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 1,854,607,648 outstanding Class A ordinary shares (excluding 109,123,363 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 619,938,058 outstanding Class B ordinary shares, and (iii) 75,000 outstanding Class C ordinary shares as of the date of the prospectus supplement filed with the SEC on December 8, 2022. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by Ms. Jiaorong Pan represent approximately 0.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 9 of 14 Pages

1	Name of Reporting Person XUANYU NETWORK INTERNATIONAL LTD
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 29,249,399(15)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 29,249,399(15)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,249,399(15)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.2%(16)
12	Type of Reporting Person CO

(15)	Represents 29,249,399 Class A ordinary shares directly held by TIANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands.

(16)	Calculated based on the number in Row 9 above divided by 2,474,620,706 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 1,854,607,648 outstanding Class A ordinary shares (excluding 109,123,363 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 619,938,058 outstanding Class B ordinary shares, and (iii) 75,000 outstanding Class C ordinary shares as of the date of the prospectus supplement filed with the SEC on December 8, 2022. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by XUANYU NETWORK INTERNATIONAL LTD represent approximately 0.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 10 of 14 Pages

Item 1(a).	Name of Issuer: Fangdd Network Group Ltd. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Room 602, Unit B4, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, 518057, People’s Republic of China

Item 2(a).

Name of Person Filing:
(i) Yi Duan,

(ii) CC NETWORK INTERNATIONAL LTD,

(iii) Jiancheng Li,

(iv) TIANYU NETWORK INTERNATIONAL LTD,

(v) Li Zhou,

(vi) ZHOULI NETWORK INTERNATIONAL LTD,

(vii) Jiaorong Pan, and

(viii) XUANYU NETWORK INTERNATIONAL LTD

(collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the Reporting Persons is Room 602, Unit B4, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, 518057, People’s Republic of China
Item 2(c)

Citizenship:
Yi Duan - the People’s Republic of China
CC NETWORK INTERNATIONAL LTD - the British Virgin Islands

Jiancheng Li - the People’s Republic of China

TIANYU NETWORK INTERNATIONAL LTD - the British Virgin Islands

Li Zhou – the People’s Republic of China

ZHOULI NETWORK INTERNATIONAL LTD - the British Virgin Islands

Jiaorong Pan – the People’s Republic of China

XUANYU NETWORK INTERNATIONAL LTD - the British Virgin Islands

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value US$0.0000001  per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
30712L 109

This CUSIP number applies to the American depositary shares of the Issuer, each representing 375 Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

CUSIP No. 30712L 109	Page 11 of 14 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class(1):	Percent of aggregate voting power(2):	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Yi Duan	329,021,793	(3)	13.3%	37.4%	329,021,793	0	329,021,793	0
CC NETWORK INTERNATIONAL LTD	329,021,793	(3)	13.3%	37.4%	329,021,793	0	329,021,793	0
Jiancheng Li	129,519,698	(4)	5.2%	14.7%	129,519,698	0	129,519,698	0
TIANYU NETWORK INTERNATIONAL LTD	129,519,698	(4)	5.2%	14.7%	129,519,698	0	129,519,698	0
Li Zhou	83,806,467	(5)	3.4%	1.0%	83,806,467	0	83,806,467	0
ZHOULI NETWORK INTERNATIONAL LTD	83,806,467	(5)	3.4%	1.0%	83,806,467	0	83,806,467	0
Jiaorong Pan	29,249,399	(6)	1.2%	0.3%	29,249,399	0	29,249,399	0
XUANYU NETWORK INTERNATIONAL LTD	29,249,399	(6)	1.2%	0.3%	29,249,399	0	29,249,399	0

(1)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 2,474,620,706 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 1,854,607,648 outstanding Class A ordinary shares (excluding 109,123,363 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 619,938,058 outstanding Class B ordinary shares, and (iii) 75,000 outstanding Class C ordinary shares as of the date of the prospectus supplement filed with the SEC on December 8, 2022.

(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

(3)	Represents 329,021,793 Class B ordinary shares held by CC NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. CC NETWORK INTERNATIONAL LTD is controlled by CC Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. CC Network Holding Ltd is controlled by CC Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Yi Duan is the settlor of CC Trust and Yi Duan and his family members are the trust’s beneficiaries. Under the terms of this trust, Yi Duan has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by CC NETWORK INTERNATIONAL LTD.

(4)	Represents 129,519,698 Class B ordinary shares held by TIANYU NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. TIANYU NETWORK INTERNATIONAL LTD is controlled by Tianyu Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. Tianyu Network Holding Ltd is controlled by Tianyu Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Jiancheng Li is the settlor of Tianyu Family Trust, and Mr. Li and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by TIANYU NETWORK INTERNATIONAL LTD.

CUSIP No. 30712L 109	Page 12 of 14 Pages

(5)	Represents 83,806,467 Class A ordinary shares held by ZHOULI NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. ZHOULI NETWORK INTERNATIONAL LTD is controlled by YUMO Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. YUMO Network Holding Ltd is controlled by YUMO Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Ms. Li Zhou is the settlor of YUMO Family Trust, and Ms. Zhou and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Zhou has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by ZHOULI NETWORK INTERNATIONAL LTD.

(6)	Represents 29,249,399 Class A ordinary shares directly held by XUANYU NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. XUANYU NETWORK INTERNATIONAL LTD is controlled by KELE Network Holding Ltd, a company incorporated under the laws of the British Virgin Islands. KELE Network Holding Ltd is controlled by KELE Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Ms. Jiaorong Pan is the settlor of KELE Trust, and Ms. Pan and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Pan has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by XUANYU NETWORK INTERNATIONAL LTD.

Item 5.	Ownership of Five Percent or Less of a Class:

The agreement among Yi Duan, Xi Zeng, Jiancheng Li, Li Zhou and Jiaorong Pan to vote in convert has been terminated, resulting in the dissolution of the group previously formed by the aforementioned persons and their affiliates. This statement is being filed to report the fact that as of the date hereof, each of the following reporting persons has ceased to be the beneficial owner of more than 5 percent of the class of securities:

•         Li Zhou,

•         ZHOULI NETWORK INTERNATIONAL LTD,

•         Jiaorong Pan, and

•         XUANYU NETWORK INTERNATIONAL LTD.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

See Item 2(a) in lieu of an exhibit.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 30712L 109	Page 13 of 14 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

CUSIP No. 30712L 109	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Yi Duan

/s/ Yi Duan

CC NETWORK INTERNATIONAL LTD

By:	/s/ Yi Duan
Name:	Yi Duan
Title:	Director

Jiancheng Li

/s/ Jiancheng Li

TIANYU NETWORK INTERNATIONAL LTD

By:	/s/ Jiancheng Li
Name:	Jiancheng Li

Li Zhou

/s/ Li Zhou

ZHOULI NETWORK INTERNATIONAL LTD

By:	/s/ Li Zhou
Name:	Li Zhou

Jiaorong Pan

/s/ Jiaorong Pan

XUANYU NETWORK INTERNATIONAL LTD

By:	/s/ Jiaorong Pan
Name:	Jiaorong Pan
Title:	Director